

Mail Stop 3561

November 21, 2008

Mr. Mark D. Chen
Chief Executive Officer
Pantheon China Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re:** **Pantheon China Acquisition Corp.**
> **Schedule 14A**
> **File No. 000-52275**
> **Filed November 7, 2008**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the company's warrants would be deemed exercisable after a merger with CCBS. With a view to disclosure, please advise us whether any agreements, such as your Underwriter Agreement (including Section 8.8(ii)) or Warrant Agreement would require modification or amendment in order to permit warrants to continue in existence and/or become exercisable without having consummated a business combination within the later of a year after the date of the prospectus or completion of a business combination as described in the

prospectus, which must occur within 24 months of the date of the prospectus. We may have further comment.

2.   We note the statement on page four that "the Pantheon IPO prospectus did not contemplate the possibility of extending the date by which Pantheon must complete a business combination to avoid liquidation." We note that the Form S-1 disclosed that "[a]ny vote to extend our corporate life to continue perpetually will be taken only if the business combination is approved" and that you believe that the non-extension provision is an obligation to your shareholders. Please revise to disclose the extent to which your IPO prospectus discussed the possibility of amending your termination date, including management's perceived obligation not to seek an extension amendment.

Questions and Answers About the Special Meeting, page 7

3.   Please disclose the basis for determining that your proposed amendment to the trust account agreement will "effectively preclude any additional extension of the period in which Pantheon is permitted to consummate a business combination." In your disclosure, please explain why the provisions in your certificate of incorporation, Letter Agreements, Underwriting Agreement, and your disclosures in your prospectus do not preclude your proposed Extension Amendment, but your proposed revisions to the trust account agreement will preclude any future extension amendments.

The Extension Amendment, page 26

Reasons for the Proposal, page 26

4.   On page 27 you disclose that if the maximum permissible number of public shares elect conversion in connection with both the proposed Extension Amendment and a future business combination, approximately $22 million will remain in the trust account. Please disclose what effect the potential reduction in the trust account balance would have on your 80% value requirement for potential target companies, discussed in your Form S-1 and on page 36 of your proxy.

5.   Additionally, with a view to disclosure, please advise us if two consecutive cash conversions at the maximum amount would effectively permit a business combination to be approved despite approximately 40% cash conversions, which is double the allowable amount according to the Form S-1.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell Nussbaum
Fax: (212)   504-3013